Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:
CyrusOne Inc.
Form 10-K for the year ended December 31, 2014
Filed February 27, 2015
File No. 001-35789

CyrusOne LP
Form 10-K for the year ended December 31, 2014
Filed February 27, 2015
File No. 333-188426

Dear Ms. Monick:

This letter is in response to the letter dated September 24, 2015 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “Commission”) to CyrusOne Inc. (together with its combined subsidiaries, including CyrusOne LP, “we” or the “Company”),  relating to the above referenced Form 10-Ks for the year ended December 31, 2014.

We respectfully submit the following responses to the comments contained in the Comment Letter. For your convenience, each heading and comment from the Comment Letter has been reproduced below in bold, followed by the Company’s response to each such comment.

General

1.	We note that the Form 10-Qs filed by CyrusOne Inc. on EDGAR on August 10, 2015, and May 8, 2015, list CyrusOne LP as a co-registrant. However, we note that these Form 10-Qs were not filed on EDGAR by CyrusOne LP. Please advise us why these filings were not made on EDGAR by CyrusOne LP.

Response: The Company respectfully acknowledges that, as a result of an administrative oversight, the Form 10-Qs that were filed by CyrusOne Inc. on EDGAR on August 10, 2015 and May 8, 2015 were not simultaneously filed on EDGAR by CyrusOne LP.  The text of both filings and accompanying exhibits, including the listing of CyrusOne LP’s name on the cover as a registrant, the inclusion of CyrusOne LP’s condensed consolidated financial statements and the Exhibit 31 and 32 certifications with respect to CyrusOne LP, indicate that CyrusOne LP intended to file the Form 10-Qs under its name on EDGAR.  If not for this administrative oversight, the Company believes that the Form 10-Qs filed for CyrusOne Inc. on EDGAR would have satisfied all of the requirements for CyrusOne LP under Form 10-Q.  The Company advises the staff of the Office of Real Estate and Commodities of the Division of Corporation Finance of the Commission (the “Staff”) that, concurrent with the delivery of this letter, CyrusOne LP will file those Form 10-Qs on EDGAR.

U.S. Securities and Exchange Commission
October 6, 2015

Our Portfolio, page 11

2.	We note your disclosure on page 14 regarding your facilities under development. In future filings, please revise to disclose the anticipated completion date for each facility under development.

Response:  The Company respectfully acknowledges this comment.  In future periodic reports under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company will disclose the anticipated quarter of completion for each of its facilities under development.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

3.	We note your use of FFO and NOI in your earnings releases and presentations. Please tell us if you consider these measures to be key performance indicators. To the extent these measures are considered to be key performance measures, in future filings please include the measures as well as the required disclosure in accordance with Item 10(e).

Response: The Company believes that Funds from Operations (“FFO”), Normalized Funds from Operations (“Normalized FFO”) and Net Operating Income (“NOI”) are key performance measures. In future periodic reports under the Exchange Act, the Company will disclose FFO, Normalized FFO and NOI for the applicable period, as well as the required disclosures in accordance with Item 10(e) of Regulation S-K, under the item titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  An example of the Company’s disclosure and the related reconciliation to the most comparable GAAP measures are included below using the information that would have appeared in its Form 10-Q for the quarter ended June 30, 2015:

Funds from Operations and Normalized Funds from Operations

We use Funds from Operations (“FFO”) and Normalized Funds from Operations (“Normalized FFO”), which are non-GAAP financial measures commonly used in the REIT industry, as supplemental performance measures. We use FFO and Normalized FFO as supplemental performance measures because, when compared period over period, they capture trends in occupancy rates, rental rates and operating costs. We also believe that, as widely recognized measures of the performance of REITs, FFO and Normalized FFO are used by investors as bases to evaluate REITs.

U.S. Securities and Exchange Commission
October 6, 2015

We calculate FFO as net (loss) income computed in accordance with GAAP before real estate depreciation and amortization, amortization of customer relationship intangibles and real estate impairments.  Because the value of the customer relationship intangibles is inextricably connected to the real estate acquired, we believe the amortization and impairments of such intangibles is analogous to real estate depreciation and impairments; therefore, we add the amortization of customer relationship intangibles back for similar treatment with real estate depreciation and impairments. Our customer relationship intangibles are primarily associated with the acquisition of Cyrus Networks, LLC in 2010 and, at the time of acquisition, represented 22% of the value of the assets acquired. Because we add back amortization of customer relationship intangibles, our computation of FFO differs from the National Association of Real Estate Investment Trusts (“NAREIT”) definition, and thus may differ from the methodology for calculating FFO used by other REITs. Accordingly, our FFO may not be comparable to others.

We calculate Normalized FFO as FFO plus loss on extinguishment of debt, transaction costs, legal claim costs and lease exit costs. Other REITs may not calculate Normalized FFO in the same manner.  Accordingly, our Normalized FFO may not be comparable to others.

In addition, because FFO and Normalized FFO exclude real estate depreciation and amortization, amortization of customer relationship intangibles and real estate impairments, and capture neither the changes in the value of our properties that result from use or from market conditions, nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our results from operations, the utility of FFO and Normalized FFO as measures of our performance is limited. Therefore, FFO and Normalized FFO should be considered only as supplements to net (loss) income as measures of our performance. FFO and Normalized FFO should not be used as measures of our liquidity or as indicative of funds available to fund our cash needs, including our ability to make distributions. FFO and Normalized FFO also should not be used as supplements to or substitutes for cash flow from operating activities computed in accordance with GAAP.

The following table reflects the computation of FFO and Normalized FFO for the three and six months ended June 30, 2015 and June 30, 2014:

U.S. Securities and Exchange Commission
October 6, 2015

CyrusOne Inc.
Reconciliation of Net (Loss) Income to FFO and Normalized FFO
(Dollars in millions)
(Unaudited)

	Six Months Ended June 30,		Three Months Ended June 30,
	2015	2014	2015	2014
Net (loss) income	$(13.7)	$(2.9)	$(6.5)	$(3.6)
Adjustments:
Real estate depreciation and amortization	52.3	46.3	26.3	24.1
Amortization of customer relationship intangibles	7.3	8.5	3.7	4.3
Real estate impairments	8.6	–	–	–
Funds from Operations (FFO)	$54.5	$51.9	$23.5	$24.8
Loss on extinguishment of debt	–	–	–	–
Transaction costs	9.7	0.9	9.6	0.8
Legal claim costs	0.3	–	0.3	–
Lease exit costs	0.8	–	–	–
Normalized Funds from Operations (Normalized FFO)	$65.3	$52.8	$33.4	$25.6

Net Operating Income

We use Net Operating Income (“NOI”), which is a non-GAAP financial measure commonly used in the REIT industry, as a supplemental performance measure. We use NOI as a supplemental performance measure because, when compared period over period, it captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, NOI is used by investors as a basis to evaluate REITs.

We calculate NOI as revenue less property operating expenses, each of which are presented in the accompanying condensed consolidated  statements of operations.

U.S. Securities and Exchange Commission
October 6, 2015

However, the utility of NOI as a measure of our performance is limited. Other REITs may not calculate NOI in the same manner. Accordingly, our NOI may not be comparable to others. Therefore, NOI should be considered only as a supplement to revenue as a measure of our performance. NOI should not be used as a measure of our liquidity or as indicative of funds available to fund our cash needs, including our ability to make distributions. NOI also should not be used as a supplement to or substitute for cash flow from operating activities computed in accordance with GAAP.

The following table reflects the computation of NOI for the three and six months ended June 30, 2015 and June 30, 2014:

CyrusOne Inc.
Net Operating Income
(Dollars in millions)
(Unaudited)

	Six Months Ended June 30,		Three Months Ended June 30,
	2015	2014	2015	2014
Revenue	$174.8	$159.2	$89.1	$81.7
Property operating expenses	65.1	59.5	32.8	31.8
Net Operating Income (NOI)	109.7	99.7	56.3	49.9

Note 4. Significant Accounting Policies, page 85

Investments in Real Estate, page 85

4.	For leases in which you are involved in the construction of structural improvements to the property, please clarify why you capitalize the building shell with a corresponding liability, then subsequently increase the liability for the ongoing construction in progress. In your response, please address your classification of these leases under ASC 840-10-25.

U.S. Securities and Exchange Commission
October 6, 2015

Response:  When the Company leases real estate for use as data centers and recovery centers, it is often responsible for constructing nonstandard tenant improvements, such as installing HVAC systems, installing or modifying heating or ventilation systems, wiring or rewiring, raising floors or other structural improvements. Due to the extensive nature of the improvements or modifications throughout the existing shell, each such building has been structurally transformed from an office or warehouse to a specialized data center, and in substance, is a new type of building at the completion of construction. The Company considered the criteria listed in ASC 840-10-25 and determined that ASC 840-40-55 addresses the criteria for determining whether the Company, as lessee, should be considered the “owner” of the asset under construction.  As the Company has substantially all of the construction risks, the Company is deemed the “owner” for accounting purposes during the construction period, and is therefore required to capitalize the construction costs on its balance sheet. At inception, the fair value of the building (excluding land) is recorded as an asset and the construction and modification costs to the building, which are not funded by the Company, would be recorded as a liability. At completion of the construction, Sales-Leaseback Accounting under ASC 840-40-25 is also evaluated. Due to the Company’s continuing involvement with the lessor, Sales-Leaseback Accounting is precluded and the liability is not derecognized.

The Company disclosed this information in its Form 10-K for the year ended December 31, 2014, under footnote (j) of Item 6:

Other financing arrangements represent leases of real estate where we were involved in the construction of structural improvements to develop buildings into data centers. When we bear substantially all the construction period risk, such as managing or funding construction, we are deemed to be the accounting owner of the leased property. These transactions generally do not qualify for sale-leaseback accounting due to our continued involvement in these data center operations. For these transactions, at the lease inception date, we recognize the fair value of the leased building as an asset in investment in real estate and as a liability in other financing arrangements.

In addition, the Company has also disclosed this information in its Form 10-K for the year ended December 31, 2014, under the Item titled “Notes to Consolidated and Combined Financial Statements—Significant Accounting Policies—Investments in Real Estate”.

Note 10.  Noncontrolling Interest – Operating Partnership, page 96

5.	We note you redeemed operating partnership units from CBI during 2014. Please tell us and revise future periodic filings to disclose the redemption provisions for the operating partnership units. Your revision should include, but not be limited to, whether or not you have the option of delivering common shares.

Response: Although the limited partners of CyrusOne LP have certain redemption rights with respect to their operating partnership units in CyrusOne LP, those redemption rights have never been exercised and the Company has never “redeemed” any units from Cincinnati Bell Inc. (together with its wholly-owned subsidiaries, “CBI”). Rather,  the Company and CBI have entered into three arms-length purchase agreements (one in 2014 and two in 2015), pursuant to which the net proceeds from the Company’s equity offerings were used to acquire a number of operating partnership units equal to the number of shares of the Company’s common stock issued to fund such acquisition.  Each time the Company has acquired operating partnership units from CBI, the acquisition was disclosed on a Form 8-K and in subsequent periodic reports under the Exchange Act.

U.S. Securities and Exchange Commission
October 6, 2015

The limited partners’ redemption rights are provided for in CyrusOne LP’s Amended and Restated Agreement of Limited Partnership (the “LP Agreement”).  Under Section 15.1 of the LP Agreement, a limited partner has the right to require CyrusOne LP to redeem all or part of its operating partnership units for cash based upon the fair market value of an equivalent number of shares of the Company’s common stock at the time of the redemption; or the Company, at its discretion, may elect to acquire those operating partnership units in exchange for an equivalent number of shares of its common stock. The LP Agreement was filed with the Commission on January 25, 2013 as an exhibit to a Form 8-K, and has been incorporated by reference as an exhibit to all of the Company’s subsequent Form 10-K and Form 10-Q filings.  CBI’s redemption rights, and its relationship with the Company more broadly, are described throughout the Company’s periodic reports, including the sections titled “Risk Factors–Risks Related to CBI” in its Form 10-Ks and “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Financial Condition, Liquidity and Capital Resources” in its Form 10-Ks and Form 10-Qs.  In future periodic reports under the Exchange Act, the Company will add the following language to the notes to CyrusOne Inc. and CyrusOne LP’s financial statements:

Under the Amended and Restated Agreement of Limited Partnership of the operating partnership (the “LP Agreement”), the limited partners of the operating partnership (including CBI) have certain redemption rights.  The LP Agreement grants the limited partners the right to require the operating partnership to redeem part or all of their operating partnership units for cash based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption, determined in accordance with and subject to adjustment as provided in the LP Agreement. Alternatively, at our discretion, we may elect to acquire those operating partnership units in exchange for shares of our common stock. Our acquisition of partnership units in exchange for shares of our common stock would be on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, distributions of warrants or stock rights, specified extraordinary distributions and similar events. With each redemption or exchange, we increase our percentage ownership interest in our operating partnership.

*            *            *

U.S. Securities and Exchange Commission
October 6, 2015

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Thank you for your assistance. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact Amitabh Rai, our Senior Vice President and Chief Accounting Officer, at (469) 289-2154 or arai@cyrusone.com. In addition, you can call our outside counsel William V. Fogg, Esq. of Cravath, Swaine & Moore LLP at (212) 474-1131.

Very truly yours,

/s/ Gary J. Wojtaszek
Gary J. Wojtaszek
President & Chief Executive Officer

cc:

William V. Fogg, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475